SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2012

List of Exhibits:

1.	News Release entitled, “CNH Board Announces Proposals to 2012 Annual General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

February 17, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745
CNH Corporate Communications	+1 (630) 887-3823

CNH Board Announces Proposals to 2012 Annual General Meeting of Shareholders

BURR RIDGE, IL — (February 17, 2012) — The Board of Directors of CNH Global N.V. (NYSE:CNH) met February 16, 2012 to agree on recommendations for the company’s 2012 Annual General Meeting of shareholders. The Board has set the meeting date as April 3, 2012.

CNH Global N.V. delivered enhanced performance in 2011 as a result of strong agricultural equipment industry conditions and improving conditions in the construction equipment sector. Both the agricultural and construction equipment segments posted better year-over-year results, with construction equipment returning to profitability. CNH strengthened its competitive position and anticipates improved performance in the coming year. The Board has proposed that the Company maintain its prudent approach to balance sheet management in 2012 in order to foster the conditions for an improvement in the Company’s cost of capital and credit rating profile.

At the meeting yesterday, the Board finalized proposals to be put to the Company’s shareholders. Among the proposals was a recommendation that the shareholders re-elect the current directors and approve the appointment of a director candidate to the Board. The Board will recommend to the shareholders that the Company not declare a dividend in 2012.

The Board also approved the CNH 2011 Statutory Accounts that will be presented to shareholders at the upcoming Annual General Meeting.

The Board’s recommendations are subject to the approval of shareholders at the upcoming Annual General Meeting.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.